CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement on Form SB-2 of Ethos Environmental, Inc. of our report dated April 15, 2007, on our audit of the consolidated balance sheet of Ethos Environmental, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2006 and 2005.

Our report, dated April 15, 2007, contains an explanatory paragraph that states that Ethos Environmental, Inc. has experienced recurring losses from operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding this matter is also described in Note 1. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

We also consent to the reference in the registration statement to our Firm as experts.

/S/ PETERSON SULLIVAN PLLC
June 8, 2007
Seattle, Washington